January 23, 2025

Jeremy Barnett
Chief Executive Officer
Rad Technologies Inc.
1501 Lincoln Blvd.
Venice, CA 90291

       Re: Rad Technologies Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed January 8, 2025
           File No. 024-12513
Dear Jeremy Barnett:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 27, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A
Our Products, page 5

1. We note your disclosure that "RAD has 600+ unique API based connections that connect data partners to our AI technology" and that RAD utilizes GPT and Gemini models. Please revise to clarify whether any specific data partners or third-party AI models represent a material portion of the data and AI functionality of RAD. In addition, include a materially complete discussion of the terms of any agreements with such third-party providers, or clarify whether you use them off-the-shelf and revise your risk factors as appropriate.
 January 23, 2025
Page 2
Plan of Distribution and Selling Shareholders
Dealmaker Services, page 31

2. We reissue prior comment four regarding your registered broker-dealer, Dealmaker
       Securities, LLC. As noted in your response letter dated December 11, 2024, please revise to clarify that Dealmaker Securities is a statutory underwriter under Section
       2(a)(11) of the Securities Act of 1933.
Bonus Shares for Certain Investors (Up to 20%), page 32

3. We note your response to prior comment 3 and reissue it in part. Your response indicates your belief that your test-the-waters materials and your reservation website at https://invest.radintel.ai/ complies with the conditions in Rule 255(b). We note that the disclaimer at the very bottom of https://invest.radintel.ai/ has not changed since our prior comment letter nor are we able to locate the legends you reference in your response letter or the URL link to your Preliminary Offering Circular. Please ensure your website at https://invest.radintel.ai/ and all other testing the waters materials meet each requirement of Rule 255(b).
General

4. We note your response to prior comment 8 regarding the integration of your Reg. CF offering(s) and your Reg. A offering. We also note that your most recent Reg. CF offering terminated on November 14, 2024 per your response letter, thus you believe there are no integration issues under Rule 152. We further note that your Form C filed on August 21, 2024 references a termination date through April 30, 2025 or earlier, you filed a Form C-U on January 10, 2025, and your Reg. A Offering Statement was initially filed on September 27, 2024. There appears to be overlap in these two offerings. See Rules 152(c)(3) and 152(d)(3). Please advise us why you believe these two offerings should not be integrated. Further, please address the risk and consequences to you and investors should your Reg. CF and Reg. A offerings be integrated and consider disclosing the same in your filing.

       Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Andrew Stephenson, Esq.